UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Obsidian Energy Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

674482203

(CUSIP Number)

DAVID A. LORBER

FRONTFOUR CAPITAL GROUP LLC
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830
(203) 274-9050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674482203

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,772,312
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,772,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,772,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 674482203

1	NAME OF REPORTING PERSON

FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,772,312
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,772,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,772,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 674482203

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		75,571
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

75,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 674482203

1	NAME OF REPORTING PERSON

STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,667,097
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,847,883
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,667,097
	10	SHARED DISPOSITIVE POWER

3,847,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,514,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 674482203

1	NAME OF REPORTING PERSON

DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		99,998
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,847,883
PERSON WITH	9	SOLE DISPOSITIVE POWER

99,998
	10	SHARED DISPOSITIVE POWER

3,847,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,947,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 674482203

1	NAME OF REPORTING PERSON

ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,847,883
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,847,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,847,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 674482203

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares (the “Shares”) of Obsidian Energy Ltd., a company governed by the laws of the Province of Alberta, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3 Canada.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);
(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);
(iii)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);
(iv)	Stephen Loukas (“Mr. Loukas”);
(v)	David A. Lorber (“Mr. Lorber”); and
(vi)	Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The principal business address of each of FrontFour Capital, FrontFour Corp. and Messrs. Loukas, Lorber and George is 500 West Putnam Avenue, Suite 400, Greenwich, CT 06830. The principal business address of the Master Fund is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9007. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund and FrontFour Corp. and their principal occupations and business addresses are set forth on Schedule A attached hereto (“Schedule A”) and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c)The principal business of the Master Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund. The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Master Fund.

The principal business of FrontFour Corp. is investing in securities. Messrs. Loukas, Lorber and George are the principal owners of FrontFour Corp. By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by FrontFour Corp.

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CUSIP No. 674482203

Mr. Loukas is also the President and Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Messrs. Loukas, Lorber and George are citizens of the United States of America. The citizenship of the other persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by each of the Master Fund and FrontFour Corp. were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,772,312 Shares owned directly by the Master Fund is approximately $25,014,864, including brokerage commissions. The aggregate purchase price of the 75,571 Shares owned directly by FrontFour Corp. is approximately CAD$606,214, including brokerage commissions. The aggregate purchase price of 289,200 Shares owned directly by Mr. Loukas purchased by him in the open market is approximately $1,209,382, including brokerage commissions, and were purchased with personal funds. The aggregate cost of the 575,997 Shares owned directly by Mr. Loukas that were acquired upon the exercise of stock options (“Stock Options”) and the vesting of restricted share units (“RSUs”) awarded to him in his capacity as an executive officer and director of the Issuer is approximately $2,328,643. Mr. Loukas also owns derivative securities of the Issuer awarded to him in his capacity as an executive officer and director of the Issuer, as set forth in further detail in Item 6. The aggregate purchase price of the 99,998 Shares beneficially owned directly by Mr. Lorber is approximately $866,408, including brokerage commissions, and were purchased with personal funds.

Item 4.	Purpose of Transaction.

Stephen Loukas is the President and Chief Executive Officer and a member of the Board of Directors of the Issuer. Except in Mr. Loukas’ capacity as an executive officer and director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the transactions, events or actions specified in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, or engage in hedging or similar transactions with respect to securities of the Issuer, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

9

CUSIP No. 674482203

Item 5.	Interest in Securities of the Issuer.

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 74,471,268 Shares outstanding as of October 30, 2024, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 31, 2024.

As of the close of business on the date hereof, the Master Fund owned directly 3,772,312 Shares, FrontFour Corp. owned directly 75,571 Shares, Mr. Loukas beneficially owned directly 1,667,097 Shares, and Mr. Lorber beneficially owned directly 99,998 Shares, constituting approximately 5.1%, less than 1%, 2.2% and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund, may be deemed to beneficially own the 3,772,312 Shares directly owned by the Master Fund, constituting approximately 5.1% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,847,883 Shares directly owned in the aggregate by the Master Fund and FrontFour Corp., which, together with the 1,667,097 Shares he directly beneficially owns (including 500,100 Shares underlying Stock Options that are exercisable within 60 days and 301,800 Shares underlying RSUs that vest within 60 days), constitute approximately 7.3% of the Shares outstanding.

Mr. Lorber, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,847,883 Shares directly owned in the aggregate by the Master Fund and FrontFour Corp., which, together with the 99,998 Shares he directly beneficially owns, constitute approximately 5.3% of the Shares outstanding.

Mr. George, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 3,847,883 Shares directly owned in the aggregate by the Master Fund and FrontFour Corp., which constitute approximately 5.2% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by FrontFour Corp.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him and may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares underlying the Stock Options and RSUs directly beneficially owned by him.

10

CUSIP No. 674482203

Mr. Lorber has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly beneficially owned by him.

(c)None of the Reporting Persons has transacted in the securities of the Issuer during the past sixty days.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Loukas holds the following Stock Options, RSUs, performance share units (“PSUs”) and deferred share units (“DSUs”) that were awarded to him in his capacity as an executive officer and director of the Issuer:

Stock Options

On May 17, 2021, Mr. Loukas received Stock Options to purchase 381,000 Shares at an exercise price of CAD$1.99 per Share. The Stock Options are currently exercisable into 340,000 Shares (the Stock Options were previously exercised as to the remaining underlying Shares). The Stock Options will expire on July 10, 2025. The Stock Options are subject to the provisions of the Issuer’s Stock Option Plan, dated July 30, 2020, as amended (the “Stock Option Plan”), relating to the acceleration, delay or cessation of vesting.

On October 23, 2023, Mr. Loukas received Stock Options to purchase 17,137 Shares at an exercise price of CAD$11.67 per Share. The Stock Options will vest on December 31, 2024 and will expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or Director of the Issuer, and (ii) December 31, 2026, so long as such date is not later than 5 years after the grant date, in which case that date will become the expiration date. The Stock Options are subject to the provisions of the Stock Option Plan relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

On October 23, 2023, Mr. Loukas received Stock Options to purchase 54,863 Shares at an exercise price of CAD$11.67 per Share. The Stock Options will vest on December 31, 2024 and will expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or Director of the Issuer, and (ii) December 31, 2026, so long as such date is not later than 5 years after the grant date, in which case that date will become the expiration date. The Stock Options are subject to the provisions of the Stock Option Plan relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

On March 7, 2024, Mr. Loukas received Stock Options to purchase 88,099 Shares at an exercise price of CAD$9.65 per Share. The Stock Options will vest on December 31, 2024 and will expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or Director of the Issuer, and (ii) December 31, 2027, so long as such date is not later than 5 years after the grant date, in which case that date will become the expiration date. The Stock Options are subject to the provisions of the Stock Option Plan relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

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CUSIP No. 674482203

On March 7, 2024, Mr. Loukas received Stock Options to purchase 1 Share at an exercise price of CAD$9.65 per Share. The Stock Options will vest on December 31, 2024 and will expire on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or Director of the Issuer, and (ii) December 31, 2027, so long as such date is not later than 5 years after the grant date, in which case that date will become the expiration date. The Stock Options are subject to the provisions of the Stock Option Plan relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

RSUs

On March 3, 2023, Mr. Loukas received RSUs referencing 301,800 Shares. The RSUs will vest on the earlier of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or Director of the Issuer, and (ii) December 31, 2024, and will be paid out within 30 days of the vesting date. The Issuer has the right to pay the value of the vested RSUs after the vesting date in cash or Shares. The RSUs are subject to the provisions of the Issuer’s Restricted and Performance Share Unit Plan, dated September 24, 2009, as amended (the “RSU Plan”), relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

On October 23, 2023, Mr. Loukas received RSUs referencing 43,300 Shares. The RSUs will vest on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or Director of the Issuer, and (ii) December 31, 2025, so long as such date is not later than December 31, 2026, in which case that date will become the vesting date, and will be paid out within 30 days of the vesting date. The Issuer has the right to pay the value of the vested RSUs after the vesting date in cash or Shares. The RSUs are subject to the provisions of the RSU Plan relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

On March 7, 2024, Mr. Loukas received RSUs referencing 44,000 Shares. The RSUs will vest on the later of: (i) the 90-day anniversary of the date that Mr. Loukas ceases to serve as the President and Chief Executive Officer and/or Director of the Issuer, and (ii) December 31, 2026, so long as such date is not later than December 31, 2027, in which case that date will become the vesting date (and in which case payment for such vested RSUs will be made not later than December 31, 2027). Subject to the foregoing, vested RSUs will be paid out within 30 days of the vesting date. The Issuer has the right to pay the value of the vested RSUs after the vesting date in cash or Shares. The RSUs are subject to the provisions of the RSU Plan relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

PSUs

On October 23, 2023, Mr. Loukas received PSUs referencing 86,600 Shares with a potential future payout of between 0% and 200% contingent upon shareholder returns relative to a peer group of companies over the performance period of January 1, 2023 to December 31, 2025. The PSUs will vest on December 31, 2025, provided that if Mr. Loukas ceases to serve as the President and Chief Executive Officer of the Issuer on or before December 31, 2024, the PSUs will vest on December 31, 2024. Subject to the foregoing, the vested PSUs will be paid out within 90 days of the vesting date. The Issuer has the right to pay the value of the vested PSUs after the vesting date in cash or Shares. The PSUs are subject to the provisions of the Issuer’s Restricted and Performance Share Unit Plan, dated September 24, 2009, as amended (the “PSU Plan”), relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

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CUSIP No. 674482203

On March 7, 2024, Mr. Loukas received PSUs referencing 88,100 Shares with a potential future payout of between 0% and 200% contingent upon shareholder returns relative to a peer group of companies over the performance period of January 1, 2024 to December 31, 2025. The PSUs will vest on December 31, 2025, provided that if Mr. Loukas ceases to serve as the President and Chief Executive Officer of the Issuer on or before December 31, 2024, the PSUs will vest on December 31, 2024. Subject to the foregoing, the vested PSUs will be paid out within 90 days of the vesting date. The Issuer has the right to pay the value of the vested PSUs after the vesting date in cash or Shares. The PSUs are subject to the provisions of the PSU Plan relating to the acceleration, delay or cessation of vesting, except as modified by Mr. Loukas’ executive employment agreement.

DSUs

Mr. Loukas has received DSUs referencing an aggregate of 118,197 Shares representing the right to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of payment. Mr. Loukas is not entitled to receive payment of any amount for the DSUs until following his retirement from all positions, or as a director has (except as a result of death) otherwise ceased to hold any positions with the Issuer. Upon his retirement or cessation of service with the Issuer, all of the DSUs will be redeemed by the Issuer as of the maturity date, being December 1st of the calendar year immediately following the year in which the retirement or cessation occurred or such earlier date following the retirement or cessation as elected by Mr. Loukas. The DSUs are subject to the provisions of the Issuer’s Directors’ Deferred Share Unit Plan, dated January 1, 2011, as amended.

As an executive officer and director of the Issuer, Mr. Loukas will be entitled to receive future remuneration from the Issuer, which is expected to include equity-based compensation. Reference is made to the Issuer’s Notice of 2024 Annual and Special Meeting and Management Information Circular and Proxy Statement filed as Exhibit 99.1 to the Form 6-K filed by the Issuer on March 27, 2024 for a description of the Issuer’s director and executive remuneration programs and policies.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description
99.1	Joint Filing Agreement, dated November 7, 2024

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CUSIP No. 674482203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2024	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

/s/ Stephen Loukas
Stephen Loukas

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CUSIP No. 674482203

SCHEDULE A

Directors, Executive Officers and Principals of Certain Reporting Persons

FrontFour Capital Group LLC

Name	Position	Citizenship	Principal Occupation	Business Address
Brian Jozwiak	Chief Financial Officer	USA	Chief Financial Officer of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830

FrontFour Master Fund, Ltd.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Managing Member	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830
David A. Lorber	Managing Member and Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830
Zachary George	Managing Member and Chief Compliance Officer	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830
Brian Jozwiak	Chief Financial Officer	USA	Chief Financial Officer of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830

CUSIP No. 674482203

FrontFour Capital Corp.

Name	Position	Citizenship	Principal Occupation	Business Address
Stephen Loukas	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830
David A. Lorber	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830
Zachary George	Director	USA	Managing Member and principal owner of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830
Brian Jozwiak	Chief Financial Officer	USA	Chief Financial Officer of FrontFour Capital Group LLC	500 West Putnam Avenue Suite 400 Greenwich, CT 06830